Filed by Synopsys, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended Subject Company: ANSYS, Inc. (Commission File No. 000-20853) Creating a Leader in Silicon to Systems Design Solutions January 16, 2024

Ansys Fiscal Year 2023 Preliminary Results Ansys has not completed preparation of its financial statements for the fourth quarter or the fiscal year ended December 31, 2023. The annual contract value (“ACV”), recurring ACV and ACV growth figures provided here as of and for the fiscal year ended December 31, 2023, are preliminary and unaudited and are thus subject to change as Ansys completes its financial results. Synopsys Cautionary Statement Regarding Forward Looking Statements This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Synopsys and Ansys, including, but not limited to, statements regarding the proposed transaction and the anticipated timing of the closing thereof; Ansys’ anticipated results of operations for fiscal year 2023; the market outlook, products and business of Synopsys, Ansys and the combined company, and the benefits of and cost and revenue synergies from the transaction to Synopsys; pro forma financial information; the expected structure and the proposed financing for the transaction and long- term leverage and debt paydown targets; short-term and long-term financial targets of the companies; Synopsys’ expectations and objectives; strategies related to Synopsys’ and Ansys’ products, technology and services; trends, opportunities, strategies and technological trends, such as artificial intelligence; customer demand and market expansion of each of Synopsys and Ansys and the combined company; Synopsys’ planned product releases and capabilities; industry growth rates; the total addressable markets of Synopsys, Ansys and the combined company; software trends; planned acquisitions and stock repurchases; the exploration of strategic alternatives; Synopsys’ expected tax rate; and the impact and result of pending legal, administrative and tax proceedings. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions or the negatives of these words or other comparable terminology to convey uncertainty of future events or outcomes. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many risks, uncertainties and other factors could cause actual future events to differ materially from the forward-looking statements in this press release, including, but not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, anticipated tax treatment and unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, pricing trends, future prospects, credit ratings, business and management strategies which may adversely affect each of Synopsys’ and Ansys’ business, financial condition, operating results and the price of their common stock, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of Ansys and the receipt of certain governmental and regulatory approvals on the terms expected, in a timely manner, or at all, (iii) the risk that such regulatory approvals may result in the imposition of conditions that could adversely affect, following completion of the proposed transaction (if completed), the combined company or the expected benefits of the proposed transaction (including as noted in any forward-looking financial information), (iv) uncertainties as to access to available financing (including any future refinancing of Ansys’ or the combined company’s debt) to consummate the proposed transaction upon acceptable terms and on a timely basis or at all, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vi) the effect of the announcement or pendency of the transaction on Ansys’ or Synopsys’ business relationships, competition, business, financial condition, and operating results, (vii) risks that the proposed transaction disrupts current plans and operations of Ansys or Synopsys and the ability of Ansys or Synopsys to retain and hire key personnel, (viii) risks related to diverting either management team’s attention from ongoing business operations of Ansys or Synopsys, (ix) the outcome of any legal proceedings that may be instituted against Ansys or Synopsys related to the merger agreement or the transaction, (x) the ability of Synopsys to successfully integrate Ansys’ operations and product lines, (xi) the ability of Synopsys to implement its plans, forecasts, expected financial performance and other expectations with respect to Ansys’ business or the combined business after the completion of the proposed mergers and realize additional opportunities, develop customer relationships, additional products and Ansys’ existing operations and product lines, (xii) the ability of Synopsys to manage additional debt and successfully de-lever following the transaction and the outcome of any strategic review and any resulting transactions, (xiii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (xiv) macroeconomic conditions and geopolitical uncertainty in the global economy, (xv) uncertainty in the growth of the semiconductor, electronics and artificial intelligence industries, (xvi) the highly competitive industries Synopsys and Ansys operate in, (xvii) actions by the U.S. or foreign governments, such as the imposition of additional export restrictions or tariffs, (xviii) consolidation among Synopsys’ customers and Synopsys’ dependence on a relatively small number of large customers, (xix) legislative, regulatory and economic developments affecting Ansys’ and Synopsys’ businesses, (xx) the evolving legal, regulatory and tax regimes under which Ansys and Synopsys operate, (xxi) restrictions during the pendency of the proposed transaction that may impact Ansys’ or Synopsys’ ability to pursue certain business opportunities or strategic transactions, and (xxii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Ansys’ and Synopsys’ response to any of the aforementioned factors. The foregoing list of risks, uncertainties and factors is not exhaustive. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Synopsys and Ansys described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond Synopsys’ and Ansys’ control, and are not guarantees of future results. Readers are cautioned not to put undue reliance on forward-looking statements, and Synopsys and Ansys assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Neither Synopsys nor Ansys gives any assurance that either Synopsys or Ansys will achieve its expectations. © 2024 Synopsys, Inc. 2

Ansys Cautionary Statement Regarding Forward-Looking Statements This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Ansys’ current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Ansys and Synopsys, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. Examples of such forward-looking statements include, but are not limited to, statements regarding our preliminary results, expected ACV, recurring ACV, ACV growth and additional 2023 guidance which are subject to change through our audit and customary year-end close and review process. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Ansys’ and Synopsys’ businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Ansys and Synopsys; (iii) Ansys’ ability to implement its business strategy; (iv) pricing trends, including Ansys’ and Synopsys’ ability to achieve economies of scale; (v) potential litigation relating to the proposed transaction that could be instituted against Ansys, Synopsys or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Ansys’ or Synopsys’ business, including current plans and operations; (vii) the ability of Ansys or Synopsys to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Synopsys’ common stock; (x) legislative, regulatory and economic developments affecting Ansys’ and Synopsys’ businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Ansys and Synopsys operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transaction that could affect Ansys’ or Synopsys’ financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Ansys’ or Synopsys’ ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Ansys’ and Synopsys’ response to any of the aforementioned factors; and (xvi) failure to receive the approval of the stockholders of Ansys. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus to be filed with the U.S. Securities and Exchange Commission in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Ansys’ or Synopsys’ consolidated financial condition, results of operations, or liquidity. Neither Ansys nor Synopsys assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Important Information and Where to Find It This document relates to a proposed transaction between Synopsys and Ansys. Synopsys will file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus of Synopsys and a proxy statement of Ansys referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Ansys shareholders. Each party also will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Synopsys or Ansys through the website maintained by the SEC at www.sec.gov. The documents filed by Synopsys with the SEC also may be obtained free of charge at Synopsys’ website at https://investor.synopsys.com/overview/default.aspx or upon written request to Synopsys at Synopsys, Inc., 675 Almanor Avenue, Sunnyvale, California 94085, Attention: Investor Relations Department. The documents filed by Ansys with the SEC also may be obtained free of charge at Ansys’ website at https://investors.ansys.com/ or upon written request to kelsey.debriyn@ansys.com. Participants in Solicitation Synopsys, Ansys and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ansys’ shareholders in connection with the proposed transaction. Information about Ansys’ directors and executive officers and their ownership of Ansys’ common stock is set forth in Ansys’ proxy statement for its 2023 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on March 28, 2023. To the extent that holdings of Ansys’ securities have changed since the amounts printed in Ansys’ proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about Synopsys’ directors and executive officers is set forth in Synopsys’ proxy statement for its 2023 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on February 17, 2023 and Synopsys’ subsequent filings with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph. © 2024 Synopsys, Inc. 3

No Offer or Solicitation This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Non-GAAP Financial Information This document includes certain forward looking financial measures that are not in accordance with the U.S. generally accepted accounting principles (“GAAP”). • Adjusted EBITDA (“Adj. EBITDA”) is calculated as GAAP Operating Income excluding depreciation and amortization, stock compensation, non-qualified deferred compensation plan, acquisition-related costs and restructuring charges • Free Cash Flow (“FCF”) is calculated as cash provided from operating activities less capital expenditures and capitalization of software development costs • Unlevered Free Cash Flow (“uFCF”) is calculated as Free Cash Flow excluding tax-effected cash net interest • Unlevered Free Cash Flow Margin is calculated as Unlevered Free Cash Flow for a period divided by revenue for the same period • Non-GAAP Earnings Per Share (“EPS”) is calculated as GAAP net income excluding amortization of intangible assets, stock compensation, acquisition-related costs, restructuring charges, and legal matters, adjusted for the difference between GAAP and non-GAAP tax rates, divided by fully diluted outstanding shares • Non-GAAP Operating Income is calculated as GAAP Operating Income, excluding amortization of intangible assets, stock compensation, non-qualified deferred compensation plan, acquisition-related costs and restructuring charges • Non-GAAP Operating Margin is Non-GAAP Operating income for a period divided by revenue for the same period Synopsys and Ansys present non-GAAP financial measures to provide their investors with an additional tool to evaluate Synopsys’ and Ansys’ respective operating results in a manner that focuses on what Synopsys and Ansys each believe to be their respective core business operations and what Synopsys and Ansys each use to evaluate their respective business operations and for internal budgeting and resource allocation purposes. These non-GAAP measures may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles, and management exercises judgment in determining which items should be excluded in the calculation of non-GAAP measures. The presentation of non-GAAP financial information is not meant to be considered in isolation from, as superior to or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. These non-GAAP financial measures are meant to supplement, and be viewed in conjunction with, the corresponding GAAP financial measures. When possible with respect to non-GAAP financial measures presented with respect to historical periods, Synopsys and Ansys, respectively, provide a reconciliation of their historic non-GAAP financial measures to their most closely applicable GAAP financial measures in the documents filed by Synopsys and Ansys with the SEC. Synopsys and Ansys, respectively, are unable to provide a reconciliation of certain non-GAAP guidance measures to the corresponding GAAP measures on a forward-looking basis because doing so would not be possible without unreasonable effort due to, among other things, the potential variability and limited visibility of the excluded items and expectations as to the financial of performance of each of Synopsys and Ansys upon the completion of the mergers. For the same reasons, Synopsys and Ansys are each unable to address the probable significance of the unavailable information. Synopsys and Ansys are presenting forward looking non-GAAP financial measures for illustrative purposes and may not report on this basis going forward. Combined company measures for historical periods are based on combining Synopsys’ historical financial results and Ansys’ historical or preliminary financial results, as applicable, without pro forma adjustments and are included for illustrative purposes in order to provide investors with estimates of what the combined company results could have been. Combined company estimates are not pro forma financial measures, are not prepared in accordance with Regulation S-X under the U.S. Securities Act of 1933, as amended, and are not necessarily indicative of the results that actually would have been realized had Synopsys and Ansys been a single entity during the relevant periods. Other Key Business Metrics Annual Contract Value (“ACV”) is a key performance metric for Ansys and is useful to investors in assessing the strength and trajectory of the business. ACV is a supplemental metric to help evaluate the annual performance of the business. Over the life of the contract, ACV equals the total value realized from a customer. ACV is not impacted by the timing of license revenue recognition. ACV is used by Ansys’ management in financial and operational decision-making and in setting sales targets used for compensation. ACV is not a replacement for, and should be viewed independently of, GAAP revenue and deferred revenue as ACV is a performance metric and is not intended to be combined with any of these items. There is no GAAP measure comparable to ACV. ACV is composed of the following: 1) the annualized value of maintenance and subscription lease contracts with start dates or anniversary dates during the period, plus; 2) the value of perpetual license contracts with start dates during the period, plus; 3) the annualized value of fixed-term services contracts with start dates or anniversary dates during the period, plus; 4) the value of work performed during the period on fixed-deliverable services contracts. © 2024 Synopsys, Inc. 4

Today’s Presenters Sassine Ghazi Ajei Gopal Shelagh Glaser President and Chief Executive Officer President and Chief Executive Officer Chief Financial Officer © 2024 Synopsys, Inc. 5

Creating a Leader in Silicon to Systems Design Solutions Strategic Vision and Transaction Overview Ansys: A Global Leader in Simulation Value Creation for Shareholders © 2024 Synopsys, Inc. 6

SYNOPSYS | Ansys


SYNOPSYS®
+
Ansys

Builds on Seven-Year Partnership to Create a Leader in Silicon to Systems Design Solutions

Strategic Logic

- Combines leaders in semiconductor design technology and simulation & analysis to address customer need for fusion of electronics and physics, augmented with AI
- Enhances and accelerates Synopsys' Silicon to Systems strategy, both in core electronic design automation (EDA) and new attractive adjacent growth areas
- Expands Synopsys' TAM by ~1.5x to ~$28B, growing at ~11% CAGR[1]
- Extends pioneering AI and Cloud leadership in EDA and simulation

Expected Significant Shareholder Value Creation

- Industry-leading double-digit revenue growth and immediately expands margins
- Expected to be accretive to non-GAAP EPS in second full year post close and substantially accretive thereafter[2]
- Expected to achieve ~$400 million of cost synergies by year 3 and ~$400 million of revenue synergies by year 4
- Strong free cash flow generation to enable rapid deleveraging (<2x Adj. EBITDA leverage expected within 2 years post close)

1. Synopsys management estimates; excludes the Software Integrity Group's TAM. CAGR forecast for 2023 to 2028 period.
2. Expected to be accretive in second full year post close including cost synergies only, substantially accretive thereafter including cost and revenue synergies.

© 2024 Synopsys, Inc.
7

SYNOPSYS | Ansys

Synopsys at a Glance

Design Automation
Industry Leader

Design IP
#2 IP Vendor

Software Integrity
Industry Leader

FY23 Revenue by Product Group & Region


IP
26%
EDA[1]
65%
SIG
9%


Other
16%
U.S.
48%
Europe
10%
Korea
11%
China
15%

Mission
Empower technology innovators everywhere

Purpose
Power innovation today that ignites the ingenuity of tomorrow

Value Proposition
We maximize customers' R&D capabilities and multiply their productivity

~$6B
FY23 Revenue

~15%
FY23 Revenue Growth Rate

~35%
FY23 Non-GAAP Operating Margin

~20K
Employees

Source: Company filings. Synopsys FY23 financial metrics for fiscal year ending on October 31, 2023.
Note: Software Integrity business is undergoing a strategic review as announced on November 29, 2023.
1. Segment includes the EDA and Other revenue groups.

© 2024 Synopsys, Inc.
8

SYNOPSYS | Ansys

Track Record of Shareholder Value Creation

STRATEGIC PRIORITIES	FY20 – FY23 RESULTS
Technology and Innovation Leadership	• 3nm/2nm leadership across EDA stack • Enabling the multi-die industry transition • Pioneering AI/Cloud in EDA • Next-gen IP across all leading foundries
Industry-Leading Growth	• ~17% revenue CAGR (>200bps above Synopsys' TAM[1] CAGR)
Margin Expansion	• +~700bps non-GAAP operating margin increase (from ~28% to ~35%)

~120%

3 Year TSR[2]

~3.5x

vs. S&P 500

1. Sources: ESDA, Ipnest, Synopsys management estimates.
2. Total Shareholder Return (TSR) as of December 21, 2023 (the last trading day prior to media speculation regarding a potential transaction).

© 2024 Synopsys, Inc.
9

The Era of Pervasive Intelligence Pervasive Intelligence Data Center Edge Insatiable demand for Compute deployed high-performance compute in broad array of devices New generations of advanced Proliferation of electronic chips pushing the boundaries software-defined systems of semiconductor design © 2024 Synopsys, Inc. 10

Systems to Silicon Fundamental Changes in Silicon and Systems Design SYSTEMS SPECTRUM Electronics Electro-Mechanical Semiconductor Companies Systems Companies “Classic” Advanced Industrial Chips Computing High-Tech Automotive Aerospace Equipment Others MECHANICAL MECHANICAL MECHANICAL MECHANICAL MECHANICAL ELECTRIC ELECTRIC ELECTRIC ELECTRIC ELECTRIC ELECTRONIC ELECTRONIC ELECTRONIC ELECTRONIC ELECTRONIC ELECTRONIC ELECTRONIC Hardware Hardware Hardware Hardware Hardware Embedded Software Software Software Software Software control Silicon Silicon Silicon Silicon Silicon Silicon New Complexity Challenges Angstrom scale, Silicon/Software/ In-field monitoring multi-die chips Hardware co-design and optimization © 2024 Synopsys, Inc. 11 Silicon to Systems

Our Strategy for Sustained, Value-Creating Growth STRATEGIC PRIORITIES STRATEGY From Silicon … … to Systems Technology and Innovation Leadership Expand into new adjacent growth Lead innovation in EDA and IP for areas in software-defined systems the era of Pervasive Intelligence Industry-Leading Growth Optimize Go-to-Market (GTM) to achieve full growth potential across all regions and increase penetration beyond Semiconductor accounts Unleash productivity gains through digital transformation Margin Expansion of engineering and operations © 2024 Synopsys, Inc. 12

Solving Today’s Silicon Design Complexity with Digital Fusion and AI ™ Fusion Design Platform Harnessing AI Partnership with Ansys has been an integral part of 2017 2020 TODAY Synopsys Fusion since 2017 Industry-leading Digital Pioneering Implementation Platform AI-powered EDA • Technology and GTM partnership AI Place & Route Timing Power System Architecture Integrity • Joint solution qualified at leading foundries Design Capture Test Physical Verification Verification Synthesis Implementation • The vast majority of Synopsys Fusion Signoff Test & SLM TM Compiler users incorporate Ansys Silicon Manufacturing Fusion ™ technology Compiler © 2024 Synopsys, Inc. 13 Hyper Convergence

New Complexity Challenges Require Fusion of Electronics and Physics Next-Gen Multi-Die for Co-Optimized ™ Fusion Design Platform Harnessing AI High-Performance Compute Intelligent Systems 2017 2020 TODAY Industry-leading Digital Pioneering Multi-Die Implementation Platform AI-powered EDA AI Power Place & Route Thermal Electrical Timing Power System Architecture Integrity HPC, Data Center Aerospace Design Capture Test Physical Verification Verification Synthesis Implementation Signoff Test & SLM Silicon Manufacturing Fusion Electromagnetic Structures ™ Compiler Interference (EMI) Automotive Industrial Automation + Technology and Combination to deliver fusion of electronics and GTM partnership physics, augmented with AI © 2024 Synopsys, Inc. 14 Hyper Convergence

Creating a Leader in Silicon to Systems Design Solutions Design Design Software Simulation & Automation IP Integrity Analysis Industry Leader #2 IP Vendor Industry Leader Industry Leader 1 ~$6B ~$2B FY23 Revenue FY23 Revenue Guidance Building on our successful seven-year partnership 1. Ansys FY2023 revenue guidance provided in November 2023. Final results may differ. © 2024 Synopsys, Inc. 15

SYNOPSYS | Ansys

Combination Enhances and Accelerates Silicon to Systems Strategy

From Silicon … … to Systems

Strengthens capabilities in advanced chip design technology

- Extends portfolio with industry-leading simulation and analysis solutions
- Enables fusion of multi-physics analysis into digital design flows
- Allows development of joint solutions in new areas (e.g., Analog/RF)


31%
Semiconductor / High-Tech
22%
Aerospace
Ansys
Prelim. FY23
ACV ~$2B
18%
Automotive
9%
Industrial Equipment
7%
Energy
13%
Other

Accelerates expansion into new growth verticals

- Opportunities to improve EDA penetration
- Scale fast-growing Synopsys system software businesses through Ansys GTM
- High-potential verticals for digital twin and functional safety solutions combining physics and electronics

Note: Ansys' financial metrics based on preliminary unaudited 2023 results. Final results may differ.

© 2024 Synopsys, Inc. 16

SYNOPSYS | Ansys

Provides Access to Attractive ~$10B Simulation & Analysis TAM

	Underlying R&D Growth[1]	Secular Trends		Estimated 2023 TAM[2] ~$28B		TAM CAGR 2023-28 ~11%
Systems	~6-7%	• Sustainability • Autonomy • IoT • Engineering Digital Transformation • Model-Based Systems Engineering	Ansys	~$10B *Simulation & Analysis*	~1.5x	~10%
		• Availability of compute (Cloud) • Engineering complexity • AI-powered design & analysis	Synopsys	~$7B *IP*		~12%
Silicon	~8-9%	• Talent constraints • Software-defined systems • Domain-specific silicon • Multi-die • Angstrom-size nodes		~$11B *EDA*		~12%

Expect combined company revenue growth to outpace TAM growth

1. Wall Street Research and Synopsys management estimates; growth for the period 2007-2021; Systems R&D growth rate calculated as a blended rate across sectors applying Ansys ACV industry mix.
2. Synopsys management estimates; excludes the Software Integrity Group's TAM.

© 2024 Synopsys, Inc.
17

SYNOPSYS | Ansys

Extends Pioneering AI and Cloud Leadership in EDA and Simulation

AI

SYNOPSYS

- 2019
- 2020 – Industry pioneer with DSO.ai™
- 2021 – First AI-designed chip tapeout
- Synopsys.ai – industry's first AI-driven EDA suite:
  - 2022 – (I) Self-optimizing tools
  - 2023 – (II) Designer assistants
  - 2024 – (III) Generative design

Ansys

- 2024 – **AnsysGPT**: virtual customer support assistant; **SimAI**: physics-agnostic, cloud-enabled AI engine

Cloud

SYNOPSYS

- 2019
- 2020
- 2021 – Bring Your Own Cloud
- 2022 – Cloud EDA (SaaS)
- 2023 – FlexEDA business model
- 2024

Ansys

- 2019 – Industry pioneer with Ansys Cloud
- 2022 – Marketplace / Bring Your Own Licenses
- 2024 – APIs to components for new custom-made solutions

Well-positioned to continue innovating ahead

- Common underlying technology and know-how
- Combined total R&D of ~$2B (~2x industry peer median)[1]
- Highly talented workforce with deep engineering expertise
- Cross-domain system data, from in-design to in-field

1. Combined R&D spend based on Synopsys' and Ansys' respective FY22 R&D spends. Industry peer median based on reported FY22 R&D spend from publicly available filings. Peers defined as Altair Engineering, Autodesk, Cadence Design Systems, Dassault Systèmes, Keysight Technologies and PTC.

© 2024 Synopsys, Inc.
18

SYNOPSYS | Ansys

Highly Compelling Combination: Transaction Highlights

Overview

- Synopsys to acquire 100% of Ansys outstanding shares
  - $197.00 in cash and 0.3450 shares of Synopsys common stock per Ansys share
  - $390.19[1] implied total consideration represents premium of ~29%[1] and ~35%[1] over Ansys' closing price and 60-day VWAP, respectively
- Ansys shareholders expected to own ~16.5% of combined company

Expected Combined Company Financial Benefits

- Annual revenue of ~$8B[2]; industry-leading double-digit growth outpacing TAM growth
- Non-GAAP operating margin expansion of ~125bps and uFCF margin expansion of ~75bps in year 1
- Accretive to non-GAAP EPS in second full year post close and substantially accretive thereafter[3]
- ~$400M of run-rate cost synergies by year 3 and ~$400M of run-rate revenue synergies by year 4

Expected Transaction Financing

- Synopsys intends to fund the $19B of cash consideration[4] through a combination of cash and debt
- Expect $16B of fully-committed financing

Expected Combined Company Leverage

- Plan to de-lever to <2x Adj. EBITDA within 2 years post close
- Expect to maintain investment grade credit ratings and long-term leverage target <1x given strong FCF

Management & Integration

- Teams know each other well, have collaborated successfully in partnership since 2017
- Dedicated team to execute detailed and actionable plan for smooth integration and realization of identified synergies

Timing & Next Steps

- Targeting close in the first half of 2025 (subject to customary closing conditions, including approval by Ansys' shareholders and required regulatory approvals)

1. Implied total consideration based on Synopsys' common stock closing price as of December 21, 2023 (the last trading day prior to media speculation regarding a potential transaction); premium calculated over Ansys' common stock closing price as of December 21, 2023, and Ansys' volume-weighted average price for the 60-day period ending on the same date.
2. Based on Synopsys FY2023 revenue and Ansys FY2023 revenue guidance provided in November 2023. Ansys final financial results may differ.
3. Expected to be accretive in second full year post close, including cost synergies only, and substantially accretive thereafter including cost and revenue synergies.
4. Includes the refinancing of Ansys' existing debt and transaction expenses.

© 2024 Synopsys, Inc.
19

Creating a Leader in Silicon to Systems Design Solutions Strategic Vision and Transaction Overview Ansys: A Global Leader in Simulation Value Creation for Shareholders © 2024 Synopsys, Inc. 20

SYNOPSYS | Ansys

Ansys Is a Leader in Simulation and Analysis

Broad and Deep Physics Portfolio

Best-in-class portfolio from component design to mission level engineering powered by
- Numerics
- HPC
- AI/ML
- Cloud & Experience
- Digital Engineering

Powerful Secular Trends

Megatrends driving customer need for more simulation
- Electrification
- Autonomy
- Connectivity
- Industrial IoT
- Sustainability

Broad, Diversified Customer Base

Thousands of customers worldwide across geographies, industries and customer types

Top 100 represent ~45% of ACV

Highly Recurring Business Model

Subscription lease model with three vectors of growth:
- More users
- More products
- More computations

~$2B	~$2B	~83%	~13%	41-42%	92%[3]
Prelim. FY23 ACV	FY23E Guidance[1] Revenue	Prelim. FY23 Recurring ACV[2]	Prelim. FY23 ACV Growth	FY23E Guidance[1] Non-GAAP Operating Margin	2023 Customer Satisfaction Score

Note: Unless otherwise noted, Ansys financial metrics based on Ansys' preliminary unaudited 2023 results. Final results may differ.
1. Financial metrics based on Ansys' FY2023 guidance range provided in November 2023.
2. Recurring ACV includes both subscription lease ACV and all maintenance ACV (including maintenance from perpetual licenses). Non-recurring ACV includes perpetual license ACV and service ACV.
3. Source: Ansys customer satisfaction program.

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Consistent, High Quality Double-Digit Top Line Growth Industry-Leading Growth Sustained Growth over Time Quality Growth Total ACV Y-o-Y Constant Currency ACV Growth ~11% (Constant currency at 2022 rates) Prelim. FY23 Consistently performing above ACV Growth 1 financial targets ex-Dynamore acquisition $2.3B ~16% ~83% ~14% $1.5B ~13% 1 12% Prelim. FY23 Recurring ACV ~16% Prelim. FY23 Recurring ACV Growth (Subscription lease + Maintenance) 2021 2022 Prelim. 2023 2020 Prelim. 2023 Non-recurring ACV Recurring ACV (Subscription lease + Maintenance) Note: Unless otherwise noted, financial metrics based on Ansys’ preliminary unaudited 2023 results. Final results may differ. © 2024 Synopsys, Inc. 22 1. Represents Ansys’ long-term outlook presented in its 2022 Investor Day of 12% constant currency ACV CAGR, including tuck-in M&A, from 2022 to 2025.

Creating a Leader in Silicon to Systems Design Solutions Strategic Vision and Transaction Overview Ansys: A Global Leader in Simulation Value Creation for Shareholders © 2024 Synopsys, Inc. 23

SYNOPSYS | Ansys

Attractive Financial Benefits Drive Shareholder Value

High Quality Revenue

Expected to add high quality, durable revenue stream

~$8B

Combined Revenue[1]

- High growth (industry-leading double-digit)
  - Neutral to Synopsys revenue growth by first full year and accretive thereafter
  - Combined company revenue growth expected to outpace TAM growth
- High quality recurring revenue

High Margin

Expected to immediately expand margins

~125 bps

Year 1 Non-GAAP Operating Margin Expansion

~75 bps

Year 1 uFCF Margin Expansion

- Two high-margin businesses
  - ~37% combined non-GAAP operating margin[2]
- Opportunity for further margin expansion as cost synergies are realized

Better Together

Significant synergy opportunity expected

~$400M

Run-rate Cost Synergies

~$400M

Run-rate Revenue Synergies

- Expected to be accretive to non-GAAP EPS within the second full year post close and substantially accretive thereafter[3]
- Identified and actionable run-rate cost synergies of ~$400M by year 3
- Run-rate revenue synergies of ~$400M by year 4, growing to ~$1B+ annually in the longer-term

1. Based on Synopsys FY2023 revenue and Ansys FY2023 revenue guidance provided in November 2023. Final results may differ.
2. Based on Synopsys FY2023 non-GAAP operating margin of ~35% and Ansys FY2023 non-GAAP operating margin guidance range of ~41% - 42%, provided in November 2023 guidance. Final results may differ.
3. Expected to be accretive in second full year post close including cost synergies only, substantially accretive thereafter including cost and revenue synergies.

© 2024 Synopsys, Inc.
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Strong Combined Balance Sheet with Strong Free Cash Flow Generation Supporting Financial Flexibility Expected Rapid Financial Flexibility for Disciplined 1 Deleveraging Capital Allocation Debt / Adj. EBITDA • Expect rapid deleveraging to <2x within 2 years 3.9x post close Deleveraging • Long-term gross leverage target of <1x • Maintain investment grade credit rating <2x • Temporary suspension of share buybacks Share Buybacks • Expected to resume as leverage approaches <2x <1x • Focused on successful integration M&A • Strong free cash flow to support financial flexibility for future M&A At Close 2 Years Long-Term Post Close Target © 2024 Synopsys, Inc. 25 1. Does not include any proceeds from potential divestitures.

SYNOPSYS | Ansys

Highly Achievable, Identified Synergies and Potential for More

~$400M

of run-rate cost synergies expected by year 3

- Streamlining and realizing the benefits of scale
- Integration of engineering platforms and technology reuse for AI and Cloud

~$400M

of run-rate revenue synergies expected by year 4

- Integration of multi-physics system analysis for advanced chip design
- Expansion of direct account coverage for Ansys portfolio in Semiconductor / High-Tech sector
- Joint semiconductor solutions (e.g., Analog/RF)
- Accelerated expansion in Automotive, Aerospace, and Industrial Equipment

~$1B+

of annual revenue synergies expected over longer-term

- Full potential realization of current identified synergies and TAM growth
- Significant potential for additional revenue synergies from
  - Further penetration beyond Semiconductor / High-Tech sector
  - New joint innovative system solutions (e.g., digital twin, functional safety)

We have identified specific, substantial and actionable cost and revenue synergies

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1 Long-Term Financial Objectives Combined company long-term, multi-year objectives Revenue Margin Free EPS Cash Flow Industry-leading Long-term non-GAAP Long-term unlevered Non-GAAP EPS double-digit growth operating margins in free cash flow margins growth in the mid 40s in mid 30s high-teens range Near-term prioritization of our strong cash flow for debt paydown © 2024 Synopsys, Inc. 27 1. These multi-year objectives are provided as of January 16, 2024.

Committed to a Successful Integration Highly complementary Dedicated team in place to execute integration businesses Objectives Key Functional Areas Common underlying secular Manage risk ❑ Engineering trends and customer needs ❑ GTM Maintain business continuity Shared deep tech and ❑ People science core competences Retain critical talent and ❑ Corporate Functions capabilities Very similar talent profile and cultures Realize identified synergies Builds on success of Committed to providing quarterly updates on our integration efforts seven-year partnership Rigorous integration planning approach informed by comprehensive diligence © 2024 Synopsys, Inc. 28

synopsys | Ansys

Highly Strategic and Financially Compelling Combination

- Combines **leaders** in **semiconductor design technology** and **simulation & analysis**
- **Addresses customer need for fusion of electronics and physics, augmented with AI**
- Enhances and accelerates our **Silicon to Systems strategy, both in core EDA and new attractive adjacent growth areas**
- Expands Synopsys' **TAM by ~1.5x to ~$28B**, forecasted to grow at ~11% CAGR[1]
- Highly attractive combined company financial profile with **improved margin, unlevered free cash flow and EPS**
- Expected to deliver identified and actionable run-rate **cost synergies of ~$400M** by year 3 and run-rate **revenue synergies of ~$400M** by year 4, growing to over ~$1B annually in the longer-term
- Combines two **best-in-class, highly complementary organizations** with deep tech underpinnings

Synopsys delivered ~120% TSR in the past 3 years[2] and expects to continue to deliver meaningful value creation with the addition of Ansys

1. Synopsys management estimates. CAGR forecast for 2023 to 2028 period.
2. Total Shareholder Return (TSR) as of December 21, 2023 (the last trading day prior to media speculation regarding a potential transaction).

© 2024 Synopsys, Inc.
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Appendix © 2024 Synopsys, Inc. 30

SYNOPSYS | Ansys

Creating a Leader in Silicon to Systems Design Solutions

	SYNOPSYS			Ansys	
1 Complementary Industry Leaders	**Design Automation**	*Industry Leader*	+	**Simulation & Analysis**	*Industry Leader*
	Design IP	*#2 IP Vendor*			
2 Leaders in Growing TAM[1]	**~$18B** EDA and IP 2023 TAM	**~12%** 2023-2028 TAM CAGR	+	**~$10B** Simulation & Analysis 2023 TAM	**~10%** 2023-2028 TAM CAGR
3 Complementary Customers[2]	**~85%** Semiconductor / High-Tech	**~15%** Other Systems Verticals	+	**~30%** Semiconductor / High-Tech	**~70%** Other Systems Verticals
4 High Growth, High Margin	**~15%** FY23 Revenue Growth	**~35%** FY23 Non-GAAP Operating Margin	+	**~11%** Prelim. FY23 ACV Growth ex-Dynamore Acquisition[3]	**~41 – 42%** FY23 Guidance Non-GAAP Op. Margin[4]
5 AI / Cloud Capabilities	**Pioneer in AI-enhanced EDA Launched first cloud-based EDA**		+	**Advancing AI innovation powered by Ansys' third generation cloud**	

1. Synopsys management estimates.
2. Synopsys based on FY2023 revenue. Ansys based on preliminary unaudited FY2023 ACV. Final results may differ.
3. Based on Ansys' preliminary unaudited FY2023 results. Final results may differ.
4. Based on Ansys' FY2023 guidance range provided in November 2023. Final results may differ.

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SYNOPSYS | Ansys

Ansys Is Recognized by Customers as a Segment Leader & Innovator

Third-Party Survey of Simulation & Analysis Users[1]

Segment Leader

Leading closest competitors by **1.5 - 4x[2]**

Best in technical capabilities

Highest rating (8.0 out of 10)

In each major sector: Semiconductor / High-Tech, Automotive, Aerospace

Leading in innovating and unlocking new use cases

Leading closest competitors by **1.2 - 2x[2]**

1. Source: Third-party consulting firm Simulation & Analysis User Survey – Key Insights (January 2024).
2. Across all core simulation segments surveyed: Structural Mechanics, CFD / Thermal, Electromagnetics.

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Ansys’ Comprehensive Portfolio Built through Decades of Investment • Best-in-class engineering simulation portfolio with an open and integrated ecosystem • Addressing new multi-physics use cases from component to mission analyses, safety and software • Model-Based Systems Engineering and digital twin expansion opportunities KEY TECHNOLOGY PILLARS • Ongoing accuracy, speed and scalability algorithmic advancements High-Performance Numerics AI & ML Cloud & Digital Computing Experience Engineering • Continually advancing customer value with new products and features • Significant investments in Cloud and AI © 2024 Synopsys, Inc. 33